April 28, 2026

Gregory Monahan
Chief Executive Officer
Legato Merger Corp. III
777 Third Avenue, 37th Floor
New York, NY 10017

       Re: Legato Merger Corp. III
           Form 10-K for the Fiscal Year ended November 30, 2025
           Filed February 10, 2026
           File No. 001-41945
Dear Gregory Monahan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Jeffrey Gallant